Contact

www.linkedin.com/in/jay-
byam-0a107b122 (LinkedIn)

Top Skills

C#
JavaScript
HTML

Jay Byam

Founder & CEO of Kartorium

Anchorage

Summary

Jay is a senior software consultant and developer with experience working on 3D, AR and VR projects for large Fortune 500 companies including Amazon and GE. Jay has also worked projects as a web developer and business analyst for software integrations and data migrations in the oil and gas industry.

Experience

Kartorium
Founder & CEO
December 2019 - Present (2 years 8 months)
Anchorage, Alaska, United States

University of Alaska Fairbanks
Graduate Research Assistant
September 2018 - December 2019 (1 year 4 months)
Fairbanks, Alaska

Pango Technology, Inc.
Programmer Analyst
February 2017 - August 2018 (1 year 7 months)
Anchorage, Alaska Area

Resolution 3D LLC (Res3D)
Software Engineer
June 2016 - January 2017 (8 months)
Anchorage, Alaska Area

University of Alaska Fairbanks
Research Computing Systems Student Employee
September 2015 - May 2016 (9 months)
Fairbanks, Alaska

Arctic Region Supercomputing Center

Research Projects Assistant
January 2014 - August 2015 (1 year 8 months)
Fairbanks, Alaska

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Education

University of Alaska Fairbanks
Master's Degree, Computer Science